EXHIBIT 11.1

CPI CORP. COMPUTATION OF INCOME (LOSS) PER SHARE - DILUTED
FISCAL YEARS ENDED FEBRUARY 5, 2011, FEBRUARY 6, 2010, AND FEBRUARY 7, 2009

in thousands except share and per share data
	2010	2009	2008

Common shares outstanding at beginning of fiscal period	9,184,081	9,199,137	17,028,315
Shares issued during the period - weighted average	206,104	78,855	40,928
Shares issuable under employee stock plans - weighted average	11,187	12,921	-	(a)
Dilutive effect of exercise of certain stock options	3,866	14,549	-	(a)

Less: Treasury stock - weighted average	(2,133,566)	(2,285,481)	(10,559,403)

Weighted average number of common and common equivalent shares	7,271,672	7,019,981	6,509,840

Net income (loss) applicable to common shares:
From continuing operations	$11,908	$13,797	$(6,724)
From discontinued operations	-	-	(961)

Net income (loss) attributable to CPI Corp.	$11,908	$13,797	$(7,685)

Net income (loss) per common and common equivalent shares:
From continuing operations	$1.64	$1.97	$(1.03)
From discontinued operations	-	-	(0.15)

Income (loss) per common share attributable to CPI Corp.	$1.64	$1.97	$(1.18)

(a)	The effect of stock options in the amount of 10,203 shares and 20,405 shares issuable under employee stock plans were not considered as the effect was antidilutive.